FOR IMMEDIATE RELEASE                                                                                                                               August 3, 2006

NOVA Chemicals announces retirement of John Wheeler, CIO

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that John Wheeler, Senior Vice President and Chief Information Officer, has elected to retire effective August 31, 2006.

Wheeler joined NOVA Chemicals in 1998 and has had a 41-year career as an information technology leader in a variety of industries.  “John has been an outstanding champion of our company’s industry-leading information technology platform and business process improvement program,” said Jeff Lipton, President and CEO of NOVA Chemicals.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Greg Wilkinson—Vice President, Public Affairs
Tel: 412.490.4166
E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:
Chris Bezaire—Vice President, Investor Relations
Tel: 412.490.5070
E-mail: chris.bezaire@novachem.com

Photographs are available upon request.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.